Exhibit 99.1

BANCOLOMBIA S.A. PRICES USD 550 MILLION OF SUBORDINATED NOTES

Medellin, Colombia, December 10, 2019

Bancolombia S.A. (the “Bank”) announces that today it priced the public offering of USD 550,000,000 in aggregate principal amount of its Subordinated Notes due December 18, 2029 (the “Notes Offering”). The notes have a 10-year maturity, an optional redemption right in the fifth year and a coupon of 4.625%, payable semi-annually on June 18 and December 18 of each year, commencing on June 18, 2020.

Bancolombia will use the proceeds from the Notes Offering to complete the liability management transaction announced to the market on November 25, 2019. Bancolombia will use any remaining proceeds for general corporate purposes.

The Notes Offering is expected to settle on December 18, 2019, subject to customary closing conditions.

Citigroup Global Markets Inc., and J.P. Morgan Securities LLC are acting as the joint book-running managers for the Notes Offering and Valores Banistmo S.A. is acting as co-manager for the Notes Offering.

The Notes are being offered pursuant to an effective shelf registration statement. The Bank has filed a preliminary prospectus supplement with the SEC for the Notes Offering. Prospective investors should read the prospectus in the registration statement, the preliminary prospectus supplement and other documents that the Bank has filed with the SEC for more complete information about the Bank and the Notes Offering. Copies of the preliminary prospectus supplement and the accompanying prospectus, and, when available, the final prospectus supplement, relating to the Notes Offering may be obtained by visiting EDGAR on the SEC’s website at www.sec.gov or by contacting Citigroup Global Markets Inc., Telephone: 1-800-831-9146, or J.P. Morgan Securities LLC, Telephone: 1-866-846-2874.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction and any such offer to sell, or the solicitation of any offer to buy securities will be made by means of a prospectus that may be obtained from Bancolombia at Carrera 48 # 26-85, Avenida Los Industriales, Medellín, Colombia (Attention: Investor Relations, Telephone Number: (574) 404-1837).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, no assurance can be given that the offering to which this press release relates will be completed and that the proceeds of the offering will be used for the stated intended purpose. These forward-looking statements reflect the Bank’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made and the Bank assumes no duty, and does not undertake to update forward-looking statements.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837